UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 6

to

ANNUAL REPORT

of

EUROPEAN INVESTMENT BANK

(Name of registrant)

Date of end of last fiscal year:  December 31, 2025

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Alyssa K. Caples, Esq.

Lawrence J. Verhelst, Esq.

Cravath, Swaine & Moore LLP

100 Cheapside

London EC2V 6DT

United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2025 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit XXI: Fiscal Agency Agreement dated as of October 15, 2026 between the European Investment Bank and Citibank, N.A., London Branch.

This amendment to the Annual Report on Form 18-K/A (and the exhibit herein) are intended to be incorporated by reference into the registrant’s registration statement under Schedule B (File No. 333-299315), including the related prospectus dated October 15, 2026, as such registration statement and prospectus may be amended from time to time, and to be a part thereof from the date on which this amendment is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Luxembourg, Grand Duchy of Luxembourg, on the 15th day of October, 2026.

EUROPEAN INVESTMENT BANK
(Name of registrant)

By:	/s/ Cyril Rousseau
	Name:	Cyril Rousseau
	Title:	Director General
Finance Directorate

By:	/s/ Silke Weiss
	Name:	Silke Weiss
	Title:	Head of Division
Head of Capital Markets Funding

EXHIBIT INDEX

Exhibit	Document

XXI	Fiscal Agency Agreement dated as of October 15, 2026 between the European Investment Bank and Citibank, N.A., London Branch.